UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                           Commission File Number: 000-23701
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(Check one)

  Form 10-K and Form 10-KSB           Form 20-F   Form 11-K
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 X                         Form 10-Q and Form 10-QSB   Form
N-SAR
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For Period Ended June 30, 1999
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     __            Transition Report on Form 10-K and Form
10-KSB
     __            Transition Report on Form 20-F
     __            Transition Report on Form 11-K
     __            Transition Report on Form 10-Q and Form
10-QSB
     __            Transition Report on Form N-SAR

     For the Transition Period Ended:
                                -----------------

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If  the  notification relates to a portion of the  filing
checked   above,   identify  the  item(s)   to   which   the
notification relates:
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PART I -- REGISTRANT INFORMATION

Full Name of Registrant: SOUTHWEST ROYALTIES, INC.
                     ----------------------------------

                     SOUTHWEST ROYALTIES HOLDINGS, INC.
                     ----------------------------------

Former Name if applicable:
                      ---------------------------------

Address of Principal Executive Office (Street and Number):

407 North Big Spring, Suite 300
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City, State and Zip Code:

Midland, Texas 79701
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PART II -- RULES 12b-25 (b) and (c)

If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(Check box if appropriate):

[x]  (a)             The  reasons  described  in  reasonable
     detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]  (b)            The  subject annual report,  semi-annual
     report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)             The  accountant's  statement  or  other
     exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the
transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The Company has not been able to develop the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report of Form 10-Q by August 15, 1999, the required filing date, without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bryan Dixon           (915) 686-9927
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     (Name)                (Area code and Telephone Number)

(2)  Have  all other periodic reports required under Section
     13  or 15(d) of the Securities Exchange Act of 1934  or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
      X Yes      No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      X Yes      No
     ---         ---

     If so, attach an explanation of the anticipated change,
     both   narratively   and   quantitatively,   and,    if
     appropriate,   state  the  reasons  why  a   reasonable
     estimate of the results cannot be made.

     The company for the three months and six months ended June 30, 1999 expects a decrease in net losses from the comparable periods in 1998, in which we experienced net losses of approximately $36.7 million and $41.7
     million,    respectively.    The   losses   were    due
     predominately to an impairment of oil and gas properties in the second quarter of approximately $29 million. The write down was attributable to the decline in the oil economy experienced during the fourth quarter of 1997 and throughout the year of 1998. The Company does not anticipate any losses from impairment of oil and gas properties in 1999.

                         SIGNATURES


                  SOUTHWEST ROYALTIES, INC.
         -------------------------------------------
        (Name of Registrant as Specified in Charter)


             SOUTHWEST ROYALTIES HOLDINGS, INC.
         -------------------------------------------
        (Name of Registrant as Specified in Charter)


have caused this notification to be signed on their behalf by the undersigned hereto duly authorized

Dated: August 16, 1999                             SOUTHWEST
     ROYALTIES, INC.

                           By: /s/ H.H. Wommack, III
                               -----------------------------
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                               H.H. Wommack, III
                               Chairman, President, and
                               Chief Executive Officer

                               SOUTHWEST ROYALTIES HOLDINGS,
     INC.

                           By: /s/ H.H. Wommack, III
                               -----------------------------
     -----
                               H.H. Wommack, III
                               Chairman, President, and
                               Chief Executive Officer